SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Dime Community Bancshares, Inc.

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(Name of Issuer)

Common Stock, par value $.01 per share

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(Title of Class of Securities)

253922-10-8

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(CUSIP Number)

N/A

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Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

*

Rule 13d-1(b)

x  Rule 13d-1(c)

*

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253922-10-8	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary) The Compensation Committee of Dime Community Bancshares, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) o
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Corporation's Compensation Committee organized in New York
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,038,532
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,038,532
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ____
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.96% of 25,410,074 shares of Common Stock outstanding as of December 31, 2003.
12	TYPE OF REPORTING PERSON* 00

*SEE INSTRUCTION BEFORE FILLING OUT!

Page # of 6 Pages

Item 1(a)

Name of Issuer:

Dime Community Bancshares, Inc. ("Company")

Item 1(b)

Address of Issuer's Principal Executive Office:

209 Havemeyer Street

Brooklyn, NY  11211

Item 2(a)

Name of Person Filing:

The Compensation Committee of Dime Community Bancshares, Inc.

Item 2(b)

Address of Principal Business Office:

209 Havemeyer Street

Brooklyn, NY  11211

Item 2(c)

Citizenship:

U.S.A.

Item 2(d)

Title of Class of Securities:

  Common Stock, par value $.01 per share ("Common Stock")

Item 2(e)

CUSIP Number:

253922-10-8

Item 3

This Statement is filed pursuant to Section 240.13d-1(c)

Page # of 6 Pages

Item 4

Ownership:

The following information with respect to the Committee's ownership of Common Stock is provided as of December 31, 2003.  None of the shares set forth below constitute shares the beneficial ownership of which the Committee had the right to acquire within 60 days following such date.

(a) Amount Beneficially Owned. . . . .	3,038,532
(b) Percent of Class . . . . . . . . . . . .	11.96%
(a) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote . . . . . . . . .	-0-
(ii) shared power to vote or to direct the vote. . . . . . . . .	-0-
(iii) sole power to dispose or to direct disposition of . . . . .	-0-
(iv) shared power to dispose or to direct disposition of . . . . .	3,038,532

The Compensation Committee (the "Committee") of Dime Community Bancshares, Inc. serves certain administrative functions for the Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the "ESOP"), an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries.  The Committee also serves certain administrative functions for the Recognition and Retention Plan For Outside Directors, Officers and Employees of Dime Community Bancshares, Inc. (the "RRP") and The Dime Savings Bank of Williamsburgh 401(k) Plan ("401(k) Plan").  As of December 31, 2003, the ESOP owns 2,400,272 shares of the Company's common stock, of which 1,206,628 of such shares had been allocated to individual accounts established for participating employees and their beneficiaries, and 1,193,644 of such shares were held, unallocated, for allocation in future years.  These shares have also been reported on the Schedule 13G filed by the Employee Stock Ownership of Dime Community Bancshares, Inc. and Certain Affiliates on February 14, 2004.  As of December 31, 2003, the RRP owns 218,323 shares of the Company's common stock, of which 27,000 shares have been allocated to individuals and 191,323 shares are unallocated.  All shares of common stock owned by the ESOP are held by RS Group, Inc., as Trustee, as of December 31, 2003.  All shares of common stock owned by the RRPP are held by HSBC Bank, as Trustee, as of December 31, 2003.  The Committee has the power and authority to direct the Trustee of the ESOP with respect to the investment of the ESOP's assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer, but has no voting power with respect to any shares.  The Committee has the power and authority to direct the Trustee of the RRP with respect to the investment of all assets of the RRP and with respect to the exercise of voting rights, but has assigned voting and tender rights over allocated shares to participating officers and directors. The Committee has the power and authority to direct the Trustee of the RRP with respect to the voting and tender rights over the unallocated shares to reflect the responses given with respect to the allocated shares.  With respect to the ESOP, ERISA, in limited circumstances, may confer upon the Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights.  As of December 31, 2003, the Company Stock Fund of the 401(k) Plan ("401(k) Plan Company Stock Fund") owns 419,937 shares of the Company's common stock, all of which are held by Retirement System Group Inc. as Trustee, as of December 31, 2003. The Committee has the power and authority to direct the Trustee of the 401(k) Plan Company Stock Fund with respect to the investment of the Company Stock Fund assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer, but has no voting power with respect to any shares.

Item 5

Not applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts.  Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are. at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed to the participating employees and their beneficiaries, or (iii) used to pay principal and interest on outstanding indebtedness incurred by ESOP to acquire Common Stock.  Dividends payable with respect to unallocated ESOP shares that have a record date that is after June 30, 2000 will be allocated to the accounts of participants, former participants and beneficiaries as investment earnings.  The allocation to each account is calculated by multiplying the aggregate amount of such dividends by a fraction, the numerator of which is the balance credited to the account and the denominator of which is the aggregate balances credited to all accounts, all as of the last day of the quarter immediately preceding the quarter in which the dividends are received.  Once allocated, such dividends may, at the discretion of the Committee, be paid out to the account holder within ninety (90) days after the end of the plan year in which they are received.  Under the 401(k) Plan Company Stock Fund, cash dividends on common stock allocated to the accounts of participating employees and beneficiaries are added to their respective individual accounts.  Under the RRP, dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts.  Dividends on Common Stock allocated to the accounts of participating person and their beneficiaries under the RRP, to the extent paid in cash, are, at the direction of the Company, distributed to the participating employees and their beneficiaries.

Item 7

Not applicable

Item 8

Not applicable

Item 9

Not applicable

Page # of 6 Pages

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business, and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities, and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2004

(Date)

THE COMPENSATION COMMITTEE OF DIME COMMUNITY BANCSHARES, INC.

By:

/s/ LOUIS V. VARONE

_________________________________

Louis V. Varone - Chairman

/s/ FRED P. FEHRENBACH

By:

_________________________________

Fred P. Fehrenbach

/s/ JOHN J. FLYNN

By:

_________________________________

John J. Flynn